Exhibit 12.1

Cheniere Energy, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Earnings:
Pre-tax loss from continuing operations	(267,031)	(543,789)	(503,582)	(332,776)	(198,596)	(76,203)
Fixed charges	182,536	593,393	415,899	240,216	263,303	265,579
Amortization of capitalized interest	1,437	5,718	5,703	5,703	5,700	5,699
Interest capitalized	(121,026)	(405,800)	(232,949)	(35,124)	(274)	5

Total earnings (loss) available for fixed charges	(204,084)	$(350,478)	$(314,929)	$(121,981)	$70,133	$195,080

Fixed Charges
Interest expense on indebtedness	59,612	181,236	178,400	200,811	259,393	262,046
Interest capitalized	121,026	405,800	232,949	35,124	274	(5)
Interest expense on portion of rent	1,898	6,357	4,550	4,281	3,636	3,538

Total fixed charges	182,536	$593,393	$415,899	$240,216	$263,303	$265,579

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	Earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor. For the three months ended March 31, 2015 and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, earnings were not adequate to cover fixed charges by $386.6 million, $943.9 million, $730.8 million, $362.2 million, $193.2 million and $70.5 million, respectively.